

February 6, 2013

Via E-mail
Ms. Bridget M. Healy
Executive Vice President and Chief Legal Officer
ING U.S., Inc.
230 Park Avenue
New York, NY 10169

> **Re: ING U.S., Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 23, 2013**
> **File No. 333-184847**

Dear Ms. Healy:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. In various places in your Prospectus Summary, you provide data as of December 31, 2011. In addition, you often provide ranking information without any chronological context. Please refer to this list of examples, which is not intended to be exclusive:

   - Disclosure on pages 1 and 6 indicating that as of December 31, 2011, you had approximately 13 million individual and institutional customers in the United States;
   - Introductory paragraph and the first and second bullet points on page 2 regarding "Retirement Solutions";
   - Introductory paragraph and all three bullet points on page 3 regarding "Investment Management";

- Disclosure on page 3 providing rankings regarding "Insurance Solutions" with no dates specified;
- All three bullet points on page 6 related to rankings disclosure under "Leadership positions . . ." and
- Second and third bullet points on page 7 regarding "Renewed Financial Strength."

Please amend your prospectus to provide chronological context with a date as recent as practicable regarding ranking information, and also supply the most recent disclosure available when you provide information derived from the financial statements.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 68
Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 82
Interest Credited and Other Benefits to Contract Owners/Policyholders, page 83

2. Refer to your response to comment 13. Please explain to us why the larger body of actual experience was previously not available.

Results of Operations—Ongoing Business, page 87

3. We are still evaluating your response to comment 15 and may have further comment.

Compensation of Executive Officers and Directors, page 263
2012 Compensation, page 265
Annual Cash and Deferred Equity-Based Incentive Compensation, page 265

4. Please refer to your response to Comment 25. It does not appear that you added disclosure that was responsive to our comment. Please expand your discussion of annual cash and deferred equity-based incentive compensation to address the intended relationship between the level of achievement of corporate, business unit, and individual performance, and the amount of cash incentive bonus to be awarded. Your current cross-reference to CRD III addresses the intended relationship between variable- and fixed-pay. In our comment, we seek disclosure related only to variable pay.

Establishment and Funding of Annual Incentive Compensation Pools, page 266

5. Please refer to your response to Comment 24. When the final funding levels of the Annual Incentive Compensation Funding pools have been established, please expand your description of these pools to disclose the material factors you considered when determining the size of each pool, with respect to corporate and business unit performance.

Underwriting, page 311

6. Please refer to your response to Comment 28. We continue to believe that ING Group and ING Insurance International BV should be identified as underwriters in this offering. In this case, the interest of the parent, ING Group, and the role of its subsidiary, ING Insurance International BV, suggests that they are statutory underwriters under the Securities Act of 1933. Please revise this section of your registration statement to identify ING Group and ING Insurance International BV as underwriters in this offering. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations, Question 212.15 (Jan. 26, 2009).

Consolidated Financial Statements
Consolidated Financial Statements for the Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements
3. Investments (excluding Consolidated Investment Entities), page F-39

7. Please revise your disclosure proposed in response to comment 32 to include information on the loan-to-value ratios or debt service coverage ratios inherent in your RMBS and other asset-backed securities portfolios. In addition, please quantify the level of remaining credit protection offered by the underlying trusts.

13. Income Taxes
Temporary Differences, page F-85

8. Please clarify your response to comment 36 by explaining to us why you indicate that there was a "change in judgment regarding the ability to realize deferred tax assets in future years" due to "increasing negative evidence" during 2011 and 2010, when losses were incurred prior to 2010 and income was earned during 2011 and 2010. In addition, please tell us whether the income earned through September 30, 2012 when coupled with the income earned in 2010 and 2012 is indicative of evidence supporting the reversal of at least some portion of your valuation allowances and why.

15. Share-based Compensation
Long-term Equity Ownership Plan, page F-99

9. Please address the following comments related to your response to comment 37:

   • Please explain to us why the participant has a right to receive shares under a net share settlement process as compared to the right to receive cash equal to the closing price of your stock times the number of vested shares under the broker-assisted cashless exercise process. In this regard, it appears that the share settlement option contemplates settling net for any exercise proceeds while the broker-assisted cashless exercise process does not consider any exercise proceeds. Please clarify whether the broker-assisted cashless exercise process is utilized only for performance share awards that have no exercise price associated with them.

- Please explain to us why the participant has a right to receive cash equal to the closing price on the vesting date when it appears that the broker may not be able to sell those shares at the closing price. Explain to us who takes the risk that the ultimate sale of the underlying award shares on the open market by the broker may be for a price other than your closing stock price. If you bear this risk, please explain to us why the awards subject to this optional settlement are not liability classified.

Condensed Consolidated Financial Statements (unaudited) for the Nine Months Ended
September 30, 2012
Notes to Condensed Consolidated Financial Statements (unaudited)
4. Fair Value Measurements (excluding Consolidated Investment Entities)
Level 3 Financial Instruments
Significant Unobservable Inputs, page F-178

10. Please revise the disclosure you provided in response to comment 41 to include the following:

- Under your explanation of the utilization assumption, separately quantify the inputs for the separate age group, in/out of money group, and for those contracts that have or have versus have not accumulated their maximum benefit amount. In addition, quantify the percentage of contracts that are included in each group.
- Under your explanation for the lapse rate, separately quantify the inputs for those contracts during the contractual surrender charge period and after the contractual surrender charge period. In addition, quantify the percentage of contracts that are included in each group.
- Under your explanation of the lapse and policy holder deposit assumptions, describe the different nature of the agreement and show how the assumptions vary. In addition, quantify the percentage of contracts that are included in each group.
- Describe your review and validation process of broker quotes and prices obtained from pricing services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kei Ino at (202) 551-3659 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Robert G. DeLaMater
        Sullivan & Cromwell LLP
        125 Broad Street
        New York, NY 10004